

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jamieson Corporate Finance US LLC

We have audited the accompanying financial condition of Jamieson Corporate Finance US LLC as of April 30, 2017, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Jamieson Corporate Finance US LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jamieson Corporate Finance US LLC as of April 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Jamieson Corporate Finance US LLC's financial statements. The supplemental information is the responsibility of Jamieson Corporate Finance US LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

KBL, LLP

KBL, LLP
New York, NY
June 21, 2017

1

JAMIESON CORPORATE FINANCE US LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2017

ASSETS

Cash	$	81,547
Accounts receivable		265,052
Accounts receivable from parent		42,980
Prepaid expenses		6,209
Total assets	$	395,788

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	57,279
Members' equity		338,509
Total liabilities and members' equity	$	395,788

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Jamieson Corporate Finance US LLC (the "Company") was organized as a Limited Liability Company in 2013. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on June 22, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers. The Company also advises management teams through Financial Sponsor backed buyouts including assisting with the negotiation of their Incentive Plans.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company's revenues are from retainer fees and advisory fee services. Fees are accrued when earned.

Accounts Receivable
Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At April 30, 2017, the Company had net capital of $24,268, which was $19,268 in excess of the FINRA minimum net capital requirement of $5,000.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended April 30, 2017, four customers accounted for 100% of the Company's revenue. One customer accounted for 81% of accounts receivable as of April 30, 2017.

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with JCF US, LLC (the "Parent") for services that are shared and paid by the Managing Member. In addition, the Company has a verbal arrangement between Jamieson Corporate Finance LLP (the "Managing Member") and Financo LLC including, specifically, with Jamieson Corporate Finance US LLC. It is agreed that communications (internet etc) and office space be provided by each party in their home office (i.e. Jamieson Corporate Finance LLP provides office space to Financo LLC in London and vice versa in New York between Jamieson Corporate Finance US LLC an Financo LLC).

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company leased office space which began September 1, 2015. The base monthly rent was $7,320 and expired September 30, 2016. The Company executed a one-year lease which began October 1, 2016. The base monthly rent is $3,574 and expires on September 30, 2017. The Company paid $62,942 in rent expense for the year ended April 30, 2017.

5. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, May 1, 2017, and June 21, 2017, when the financial statements were issued.